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                                                               Exhibit (a)(1)(N)

                                                           [Weyerhaeuser Company
                                                                    Logo]

News Release

For Immediate Release

            WEYERHAEUSER RAISES OFFER FOR WILLAMETTE TO $50 PER SHARE

Federal Way, Washington, May 7, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it has increased the price of its fully financed cash tender offer for all outstanding shares of Willamette Industries(NYSE: WLL) common stock to $50 per share from $48 per share. Weyerhaeuser disclosed the increased offer price in a letter sent today to William Swindells, Chairman of Willamette, and to the company's board of directors from Steven R. Rogel, Weyerhaeuser chairman, president and chief executive officer. The full text of the letter follows:

      May 7, 2001

      Willamette Industries, Inc.
      1300 Southwest Fifth Avenue
      Portland, Oregon 97201

      Attention: William Swindells
                 Chairman

      Dear Bill:

      Weyerhaeuser is today announcing an increase in its cash offer for all outstanding shares of Willamette to $50.00 per share. The increased price also would be paid in the proposed second-step merger. This increased price represents a 44% premium over Willamette's trading price prior to Weyerhaeuser's first public announcement that it was seeking to acquire Willamette last November. It also represents a substantial premium of approximately 67% to Willamette's average share price for the 60 days prior to the November announcement.

      Weyerhaeuser is as committed as ever to the proposed transaction, even if that means replacing a majority of your Board with directors who respect the wishes of Willamette shareholders. To that end, we are soliciting proxies from Willamette shareholders for the election of three nominees to your Board at your June 7 annual meeting. If these nominees are elected to your Board at this annual meeting and Willamette continues to refuse to negotiate, we intend, if necessary, to nominate a slate of directors for election at Willamette's 2002 annual meeting.

                                     -more-

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      Now is the time to negotiate the highest value for your shareholders. We are increasing our offer today because we want to negotiate a definitive agreement promptly. The price Weyerhaeuser is ultimately willing to pay to acquire Willamette will be negatively affected by any continued delay in negotiating a definitive merger agreement.

      In the interest of consummating a transaction promptly, enclosed please find draft confidentiality and merger agreements that Weyerhaeuser is prepared to sign. The merger agreement does not contain many of the "deal protection" provisions, such as a "no-shop" provision, "break-up" fee or other "lock-up" provision, typically included in public company merger agreements. The agreement thus would allow the Willamette Board to meet its fiduciary obligations while securing value today for Willamette shareholders.

      Weyerhaeuser firmly believes that a combination of our two companies will result in a global forest products leader based in the Pacific Northwest. In the interests of all of Willamette's constituencies, we again ask that you negotiate a definitive agreement promptly.

      I look forward to hearing from you soon.

      Sincerely,

      /s/ Steven R. Rogel

      Steven R. Rogel
      Chairman, President and Chief Executive Officer

      Encl.

      Copy to: Willamette Board of Directors

      Copy (w/ enclosures) to: Simpson Thacher & Bartlett

Weyerhaeuser added that the revised tender offer for all outstanding shares of Willamette remains scheduled to expire on May 18, 2001 at 12:00 midnight New York City time.

                                     -more-

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IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, May 18, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

 Analysts                                                     Media
 Kathryn McAuley           Joele Frank / Jeremy Zweig         Bruce Amundson
 Weyerhaeuser              Joele Frank, Wilkinson             Weyerhaeuser
 (253) 924-2058            Brimmer Katcher                    (253) 924-3047
                           (212) 355-4449